APACHE CORPORATION

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

713-296-6000

September 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Brad Skinner,

 Senior Assistant Chief Accountant

Re:	Apache Corporation

 Form 10-K for the Fiscal Year Ended December 31, 2014

 Filed February 27, 2015

 File No. 1-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, File No. 1-04300 (the “Form 10-K”), filed with the Commission on February 27, 2015.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2015 Outlook

2.	We note your response to prior comment number 2 from our letter dated June 29, 2015. To the extent that reserve estimates in future filings include undeveloped volumes for which your development plans assume or are dependent on increases in commodity prices, disclose this and indicate the volumes that will not be developed in the event price increases do not occur.

Response:

We acknowledge the Staff’s comment and confirm that to the extent that reserve estimates in future filings include undeveloped volumes for which our development plans assume or are dependent on increases in commodity prices, we will disclose this and indicate the volumes that will not be developed in the event price increases do not occur.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800.

Sincerely,

APACHE CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Senior Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email)

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

JohnClutterbuck@andrewskurth.com